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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 3

                      Under the Securities Exchange Act of 1934

                            Dynamic Materials Corporation
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      267888105
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                                   (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                  February 10, 1997
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 Pages




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CUSIP No.  267888105
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Okabena Partnership K, a Minnesota general partnership    41-1642281
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    (2)  Check the Appropriate Box if a Member of a Group
                                                 (a)       [   ]
                                                 (b)       [ X ]
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    (3)  SEC Use Only

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    (4)  Source of Funds

         WC
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d)or 2(e)                                       [   ]

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    (6)  Citizenship or Place of Organization

         MN
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Number of     (7)  Sole Voting Power             264,000   shares
Shares Bene-  -----------------------------------------------------------------
 ficially     (8)  Shared Voting Power                     shares
Owned by      -----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power        264,000   shares
 ing Person   -----------------------------------------------------------------
With          (10) Shared Dispositive Power                shares
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    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         264,000 shares
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    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                           [   ]
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    (13) Percent of Class Represented by Amount in Row (11)
         10.4%
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    (14) Type of Reporting Person (See Instructions)

         PN




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      This third amendment to Schedule 13D is filed by and on behalf of Okabena
Partnership K (the "Partnership") and amends the original Schedule 13D filed on June 27, 1990, Amendment No. 1 filed June 18, 1996 and Amendment No. 2 filed on July 26, 1996.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended as follows:

         (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

         (c). The Reporting Person purchased 2,000 shares of Common Stock on August 1, 1996 at $6.00 per share and sold 10,000 shares on February 7, 1997 at $14.13 per share and sold 40,000 shares at $14.81 on February 10, 1997, all in open market transactions, and thereby reducing its beneficial ownership to 264,000 shares (10.4%).

Except as set forth above, there have been no other transactions in the Common Stock of the Issuer that were effected during the last sixty days by the persons named in Item 2 to the original Schedule 13D Statement.








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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 11, 1997                OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                           Its Managing Partner

                                       By:  /s/ Gary S. Kohler
                                           ---------------------------------
                                           Gary S. Kohler, Vice President










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